Exhibit 99.1

FOR IMMEDIATE RELEASE	For further information contact:

Investor Relations Department
Country/City Code 8862 Tel: 2656-8096
IR@gigamedia.com.tw

GigaMedia Announces Third-Quarter 2021

Financial Results

TAIPEI, Taiwan, October 28, 2021 – GigaMedia Limited (NASDAQ: GIGM) today announced its third-quarter 2021 unaudited financial results.

Comments from Management

In the third quarter of 2021, GigaMedia reported revenues of $1.56 million, with a gross profit of $0.88 million, an operating loss of $0.84 million and a net loss of $0.73 million. Total revenues increased by 27.7% if compared to last quarter, and gross profit margin improved to 56.1% from 51.7% last quarter.

This third quarter saw a rebound of our revenues due to seasonality exhibited in certain of our licensed games. And the operating expenses were kept in check, resulting to a mild improvement in operating loss.

Meanwhile, we are closing to complete the development of our fast-paced remake of legacy casual games. We believe the remake, as a sustainable business model, will contribute to our steady growth and enhanced profitability for future years.

Third Quarter Overview

•

Revenues increased by 27.7% quarter-on-quarter to approximately $1.56 million from $1.23 million last quarter. The increase was mainly due to our efforts in promoting Tales Runner, a 15-year-old licensed game, during the summer vacation.

•	Consolidated loss from operations for the third quarter of 2021 amounted to $0.84 million, representing a reduction of loss from $1.08 million last quarter.
•	The net asset value was around $4.67 per share.

Unaudited Consolidated Financial Results

GigaMedia Limited is a diversified provider of digital entertainment services. GigaMedia's digital entertainment service business FunTown develops and operates a suite of digital entertainments in Taiwan and Hong Kong, with focus on mobile games and casual games.

Unaudited consolidated results of GigaMedia are summarized in the table below.

For the Third Quarter

GIGAMEDIA3Q21 UNAUDITED CONSOLIDATED FINANCIAL RESULTS
(unaudited, all figures in US$ thousands, except per share amounts)	3Q21	2Q21	Change (%)	3Q21	3Q20	Change (%)
Revenues	1,564	1,225	27.7%	1,564	2,028	-22.9%
Gross Profit	877	633	38.6%	877	1,196	-26.7%
Loss from Operations	(842)	(1,079)	NM	(842)	(357)	NM
Net Loss Attributable to GigaMedia	(728)	(836)	NM	(728)	(248)	NM
Loss Per Share Attributable to GigaMedia, Diluted	(0.07)	(0.08)	NM	(0.07)	(0.02)	NM
EBITDA (A)	(791)	(911)	NM	(791)	(317)	NM
Cash, Cash Equivalents and Restricted Cash	43,152	43,650	-1.1%	43,152	46,869	-7.9%

NM= Not Meaningful

(A)

EBITDA (earnings before interest, taxes, depreciation, and amortization) is provided as a supplement to results provided in accordance with U.S. generally accepted accounting principles ("GAAP"). (See, "Use of Non-GAAP Measures," for more details.)

•

Consolidated revenues for the third quarter of 2021 were $1.56 million, representing an increase of 27.7% compared to $1.23 million in the prior quarter, but decreased by 22.9% year-over-year from $2.03 million the same quarter last year.

•

Consolidated gross profit increased by 38.6% quarter-on-quarter to $0.88 million from $0.63 million last quarter, or decreased by 26.7% year-over-year from $1.20 million in the third quarter last year.

•	Consolidated loss from operation of the third quarter of 2021 was $0.84 million, representing a decrease in loss by approximately $0.24 million from last quarter.
•	Consolidated net loss of the third quarter of 2021 was $0.73 million compared to $0.84 million in last quarter.
•	Cash, cash equivalents and restricted cash at the end of the third quarter of 2021 was $43.2 million, decreasing by 1.1% from $43.7 million last quarter.

Financial Position

GigaMedia maintained its solid financial position, with cash, cash equivalents and restricted cash amounting to $43.2 million as of September 30, 2021, or $3.90 per share.

Business Outlook

The following forward-looking statements reflect GigaMedia's expectations as of October 28, 2021. Given potential changes in economic conditions and consumer spending, the evolving nature of online games, and various other risk factors, including those discussed in the Company's 2020 Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission as referenced below, actual results may differ materially.

For the following quarter, GigaMedia will continue the strategies of internally-driven growth by improving productivities of the existing games, executing effective marketing, and pursuing a steady expansion of customer base.

"Meanwhile, we are also exploring possibilities of expanding our business through strategic investments to maximize shareholders' value," stated CEO James Huang.

Use of Non-GAAP Measures

To supplement GigaMedia's consolidated financial statements presented in accordance with US GAAP, the Company uses the following measure defined as non-GAAP by the SEC: EBITDA. Management believes that EBITDA (earnings before interest, taxes, depreciation, and amortization) is a useful supplemental measure of performance because it excludes certain non-cash items such as depreciation and amortization and that EBITDA is a measure of performance used by some investors, equity analysts and others to make informed investment decisions. EBITDA is not a recognized earnings measure under GAAP and does not have a standardized meaning. Non-GAAP measures such as EBITDA should be considered in addition to results prepared in accordance with GAAP, but should not be considered a substitute for, or superior to, other financial measures prepared in accordance with GAAP. A limitation of using EBITDA is that it does not include all items that impact the company's net income for the period. Reconciliations to the GAAP equivalents of the non-GAAP financial measures are provided on the attached unaudited financial statements.

About the Numbers in This Release

Quarterly results

All quarterly results referred to in the text, tables and attachments to this release are unaudited. The financial statements from which the financial results reported in this press release are derived have been prepared in accordance with U.S. GAAP, unless otherwise noted as "non-GAAP," and are presented in U.S. dollars.

Q&A

For Q&A regarding the third quarter 2021 performance upon the release, investors may send the questions via email to IR@gigamedia.com.tw, and the responses will be replied individually.

About GigaMedia

Headquartered in Taipei, Taiwan, GigaMedia Limited (Singapore registration number: 199905474H) is a diversified provider of digital entertainment services in Taiwan and Hong Kong. GigaMedia's digital entertainment service business is an innovative leader in Asia with growing capabilities of development, distribution and operation of digital entertainments, as well as platform services for games with a focus on mobile games and casual games. More information on GigaMedia can be obtained from www.gigamedia.com.tw.

The statements included above and elsewhere in this press release that are not historical in nature are "forward-looking statements" within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements include statements regarding expected financial performance (as described without limitation in the "Business Outlook" section and in quotations from management in this press release) and GigaMedia's strategic and operational plans. These statements are based on management's current expectations and are subject to risks and uncertainties and changes in circumstances. There are important factors that could cause actual results to differ materially from those anticipated in the forward looking statements, including but not limited to, our ability to license, develop or acquire additional online games that are appealing to users, our ability to retain existing online game players and attract new players, and our ability to launch online games in a timely manner and pursuant to our anticipated schedule. Further information on risks or other factors that could cause results to differ is detailed in GigaMedia's Annual Report on Form 20-F filed in April 2021 and its other filings with the United States Securities and Exchange Commission.

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(Tables to follow)

GIGAMEDIA LIMITED

CONSOLIDATED STATEMENTS OF OPERATIONS

	Three months ended			Nine months ended
	9/30/2021	6/30/2021	9/30/2020	9/30/2021	9/30/2020
	unaudited	unaudited	unaudited	unaudited	unaudited
	USD	USD	USD	USD	USD
Operating revenues
Digital entertainment service revenues	1,564,208	1,224,749	2,028,138	4,235,233	5,457,589
Other revenues	—	—	—	—	—
	1,564,208	1,224,749	2,028,138	4,235,233	5,457,589
Operating costs
Cost of digital entertainment service revenues	687,198	591,687	831,732	1,934,642	2,356,831
Cost of other revenues	—	—	—	—	—
	687,198	591,687	831,732	1,934,642	2,356,831
Gross profit	877,010	633,062	1,196,406	2,300,591	3,100,758
Operating expenses
Product development and engineering expenses	365,732	373,057	341,023	1,084,686	1,002,584
Selling and marketing expenses	459,519	376,914	374,462	1,233,467	1,152,466
General and administrative expenses	893,651	960,474	836,107	2,800,317	2,486,547
Other	33	2,103	2,157	4,735	5,099
	1,718,935	1,712,548	1,553,749	5,123,205	4,646,696
Loss from operations	(841,925)	(1,079,486)	(357,343)	(2,822,614)	(1,545,938)
Non-operating income (expense)
Interest income	68,084	80,184	71,014	226,863	539,613
Foreign exchange (loss) gain - net	(32,305)	163,139	39,214	81,477	55,744
Gain on disposal of investments	79,411	—	—	79,411	—
Other - net	(1,292)	176	(1,132)	(3,925)	(2,834)
	113,898	243,499	109,096	383,826	592,523
Loss from continuing operations before income taxes	(728,027)	(835,987)	(248,247)	(2,438,788)	(953,415)
Income tax benefit (expense)	—	—	—	—	—
Net loss attributable to shareholders of GigaMedia	(728,027)	(835,987)	(248,247)	(2,438,788)	(953,415)
Loss per share attributable to GigaMedia
Basic:	(0.07)	(0.08)	(0.02)	(0.22)	(0.09)
Diluted:	(0.07)	(0.08)	(0.02)	(0.22)	(0.09)
Weighted average shares outstanding:
Basic	11,052,235	11,052,235	11,052,235	11,052,235	11,052,235
Diluted	11,052,235	11,052,235	11,052,235	11,052,235	11,052,235

GIGAMEDIA LIMITED

CONSOLIDATED BALANCE SHEETS

	9/30/2021	6/30/2021	9/30/2020
	unaudited	unaudited	unaudited
	USD	USD	USD
Assets
Current assets
Cash and cash equivalents	42,851,769	43,350,182	46,333,621
Accounts receivable - net	300,895	282,780	322,000
Prepaid expenses	436,201	242,488	155,357
Restricted cash	300,000	300,000	535,605
Other receivables	15,463	52,422	36,450
Other current assets	158,342	154,622	165,411
Total current assets	44,062,670	44,382,494	47,548,444

Marketable securities - noncurrent	10,000,000	10,000,000	10,000,000
Property, plant & equipment - net	45,427	48,349	22,580
Intangible assets - net	7,376	9,625	16,186
Prepaid licensing and royalty fees	57,030	73,762	142,860
Other assets	2,518,871	2,586,685	312,013
Total assets	56,691,374	57,100,915	58,042,083

Liabilities and equity
Accounts payable	40,154	44,870	74,138
Accrued compensation	395,323	279,896	403,753
Accrued expenses	1,396,646	1,138,777	1,397,399
Unearned revenue	912,399	930,026	1,041,862
Other current liabilities	842,110	787,009	545,974
Total current liabilities	3,586,632	3,180,578	3,463,126
Other liabilities	1,518,425	1,636,271	3,379
Total liabilities	5,105,057	4,816,849	3,466,505
Total equity	51,586,317	52,284,066	54,575,578
Total liabilities and equity	56,691,374	57,100,915	58,042,083

GIGAMEDIA LIMITED

RECONCILIATIONS OF NON-GAAP RESULTS OF OPERATIONS

	Three months ended			Nine months ended
	9/30/2021	6/30/2021	9/30/2020	9/30/2021	9/30/2020
	unaudited	unaudited	unaudited	unaudited	unaudited
	USD	USD	USD	USD	USD
Reconciliation of Net Loss to EBITDA
Net loss attributable to GigaMedia	(728,027)	(835,987)	(248,247)	(2,438,788)	(953,415)
Depreciation	2,936	2,920	752	7,759	1,641
Amortization	2,252	2,242	1,224	6,503	3,624
Interest income	(68,084)	(80,184)	(71,014)	(226,863)	(539,613)
Interest expense	—	—	—	—	—
Income tax (benefit) expense	—	—	—	—	—
EBITDA	(790,923)	(911,009)	(317,285)	(2,651,389)	(1,487,763)